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March 7, 2007	OUR FILE NUMBER 895,019-003 WRITER’S DIRECT DIAL (213) 430-6643 WRITER’S E-MAIL ADDRESS RBOEHMER@OMM.COM

Securities and Exchange Commission

Washington, D.C.	20549
Re:	Vitesse Semiconductor Corporation

Ladies and Gentlemen:

On behalf of our client, Vitesse Semiconductor Corporation (the “Company”), and at the request of the Staff of the Securities and Exchange Commission, attached please find a copy of a letter, dated January 2, 2007, from KPMG LLP to the Company regarding the disclosure by the Company under Item 4.01 of the Company’s Form 8-K filed with the Securities and Exchange Commission on December 20, 2006.

Very truly yours,

/S/ RICHARD A. BOEHMER

Richard A. Boehmer

of O‘MELVENY & MYERS LLP

RAB:emd

Attachment

KPMG LLP 500 E. Middlefield Road Mountain View, CA 94043	Telephone 650 404 5000 Fax 650 960 0169 Internet www.us.kpmg.com

January 2, 2007

Securities and Exchange Commission

Washington, D.C. 20549

Ladies and Gentlemen:

We were previously principal accountants for Vitesse Semiconductor Corporation (Vitesse) and, under the date of December 12, 2005, we reported on the consolidated financial statements of Vitesse Semiconductor Corporation as of September 30, 2004 and 2005, and for each of the years in the three year period ended September 30, 2005. On December 19, 2006, our appointment as principal accountants was terminated. We have read the Vitesse statements included under Item 4.01 of its Form 8-K dated December 14, 2006 and we agree with such statements, except that:

1)	We are not in a position to agree or disagree with the statements in the first, fourth and fifth paragraphs or with the statement in the last sentence of the third paragraph.
2)

We do not agree with the statement in the sixth paragraph that there were no disagreements with KPMG because we believe our audit procedures were impeded and our audit scope was restricted. Notwithstanding our requests, we were not provided with sufficient access to the conclusions reached by the Special Committee of Vitesse's Board of Directors, the report to the Special Committee of its investigating counsel, Munger Tolles & Olson LLP (Munger), and the documentation supporting that report, as evidenced by the following:

i)	The Company and the Special Committee's refusal to provide us adequate information regarding the results of Munger's investigation into Vitesse employee email and other documents.
ii)

The Company and the Special Committee's refusal to provide us adequate information regarding the results of Munger's investigation into the conduct of certain members of the Company's sales organization and the current Chief Executive Officer.

iii)	The Company and the Special Committee's refusal to provide us with adequate information as it relates to Munger's investigation into manual journal entries.

3)	We disagree with the statement in the last paragraph that Vitesse provided KPMG with a copy of the disclosures it made in this Item 4.01.
4)

We disagree with the statement in the sixth paragraph regarding reportable events because we believe that the following are reportable events as they constitute matters that could have caused KPMG to be unwilling to rely on management's representations or be associated with the Company's financial statements, but, due to audit scope limitations described above and our dismissal, remained unresolved:

i)

The conclusions that may have been reached and basis for such conclusions regarding discussions held between senior management of Vitesse, members of the Board of Directors and/or members of the Audit Committee and Vitesse's external counsel between November 2005 and April 2006 regarding the dating of stock option grants.

ii)

KPMG's ability to exercise its responsibilities under Section 10A of the Securities Exchange Act of 1934 and to assess the appropriateness of the remedial actions associated with certain individuals in accounting positions who appear to have had knowledge of or participated in possible illegal acts.

iii)	The conclusions that may have been reached and basis for such conclusions regarding interviews conducted by Munger of members of the Vitesse Board of Directors and of Vitesse's external counsel.

Also, we are not in a position to agree or disagree with the statement made in Vitesse's press release dated December 19, 2006 and filed as an exhibit under Item 8.01 of Form 8-K dated the same date that "The Board of Directors has dismissed KPMG LLP based on its lack of independence" or the statement in Vitesse's press release dated December 22, 2006 that "Vitesse Semiconductor Corporation (VTSS.PK) clarifies its disclosure on December 19, 2006 regarding the dismissal of KPMG LLP as its independent public accounting firm by stating that the dismissal was as a result of Vitesse's consideration of potential claims it may have with respect to KPMG, which would impair its independence, rather than any finding by the Special Committee that KPMG lacked independence with respect to Vitesse prior to the date of the Special Committee's report to the Board of Directors of Vitesse."

Very truly yours

KPMG LLP